File No. 813-00377

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
APPLICATION FOR AN ORDER
UNDER SECTIONS 6(b) AND 6(e)
OF THE INVESTMENT COMPANY ACT OF 1940

of

CITADEL LLC (formerly, Citadel Investment Group, L.L.C.)
CEIF LLC
(Exact name of applicants as specified in charter)

131 South Dearborn Street
Chicago, IL 60603
(Address of principal executive offices)

Copies of all Communications and Orders to:

Citadel LLC	Sidley Austin LLP
Adam C. Cooper	David R. Sawyier
131 South Dearborn Street	One South Dearborn
Chicago, IL 60603	Chicago, IL 60603

Application pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940.

This Application (including Exhibits) consists of 51 pages.

i

GLOSSARY

Terms defined throughout the text of this Application have been collected in this Glossary for convenience of reference.

“1940 Act” means the Investment Company Act of 1940, as amended.

 “1934 Act” means the Securities Exchange Act of 1934, as amended.

“1933 Act” means the Securities Act of 1933, as amended.

 “Advisers Act” means the Investment Advisers Act of 1940, as amended.

“Affiliate” has the meaning found in Rule 12b-2 under the 1934 Act.

“Applicants” means the Company and CEIF.

“Application” means this application for the Order.

“CEIF” means CEIF LLC, a Delaware limited liability company which is an ESC Fund.

"Citadel" means the Company, together with any Affiliate of the Company other than an ESC Fund.

“Citadel Entity” means the Company or any person (as defined in the 1940 Act) that is an Affiliate of the Company.

“Citadel Third Party Fund” means an investment fund or separate account, organized in part for the benefit of investors who are not Affiliates of Citadel, over which a Citadel Entity exercises investment discretion.

 “Classes” means the classes of Interests that may be issued by an ESC Fund.

“Code” means the Internal Revenue Code of 1986, as amended.

“Co-Investor” means with respect to any ESC Fund, any person who is: (i) an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of such ESC Fund (other than a Citadel Third Party Fund); (ii) a Citadel Entity; (iii) an officer, director or partner of a Citadel Entity; or (iv) an entity (other than a Citadel Third Party Fund) for which the Managing Member or an Affiliate acts as a managing member or in a similar capacity so as to control the sale or other disposition of the entity’s investments.

“Commission” means the Securities and Exchange Commission.

“Compliance Period” means the period during which an Eligible Employee must comply with the Obligations in order for his/her Unvested Membership Interest to become vested in whole or in part.

“Company” means Citadel LLC (formerly, Citadel Investment Group, L.L.C.), a Delaware limited liability company.

“Determination Date” means (i) the forty-second month-end following the end of the Service Year with respect to which an Eligible Employee was issued the relevant Long-Term Points, or (ii) such other date as agreed upon by Citadel and the relevant Eligible Employee.

“Eligible Employee” means an individual who (i) is a current or former employee, officer or partner of Citadel or a director of Citadel that is an “interested person” (as defined in the 1940 Act) and (ii) meets the standards of an “accredited investor” under Rule 501(a)(5) or (6) of Regulation D.

“ESC Funds” means the limited liability companies, limited partnerships, companies or other investment vehicles, including the Participation Points ESC Funds, sponsored by Citadel the Interests in which may be issued in reliance on the Order.

“Interests” mean the limited liability company, limited partnership or similar ownership interests (including shares) in an ESC Fund held by Members other than the Managing Member, the Company or their respective Affiliates.

“Long-Term Points” means the long-term points issued under the Long-Term Points Program to an Eligible Employee.

“Long-Term Points Program” means the long-term incentive program pursuant to which Long-Term Points are issued to Eligible Employees.

“Managing Member” means an Affiliate of the Company that is a managing member or manager of an ESC Fund (there being no distinction between the obligations of a managing member versus a manager of an ESC Fund) or acts in a similar capacity and is the functional equivalent of the ESC Funds’ board of directors.

 “Member” means any member or partner of, or other investor in, an ESC Fund.

“Obligations” means the employment and post-employment obligations to which an Eligible Employee may be subject for various Compliance Periods.

“Offering Documents” means the offering memorandum and/or other documents (including subscription documents and management agreements) describing the issuance of Interests in an ESC Fund.

“Offer Letter” means a letter or separate writing from Citadel to an Eligible Employee that sets forth the terms of such Eligible Employee’s employment with Citadel, including a description of any terms applicable to such Eligible Employee’s Interest in an ESC Fund not already described in such ESC Fund’s Offering Documents.

“Operating Agreement” means the operating agreement or other organizational document of an ESC Fund.

“Order” means the order requested hereby.

“Parent” means any company of which an entity is a direct or indirect wholly-owned subsidiary.

“Participation Points” means participation points issued to an Eligible Employee on the basis of, among other things, personal performance and/or firm-wide or relevant team performance results.  For the avoidance of doubt, Participation Points include Long-Term Points.

“Participation Points ESC Fund” means an ESC Fund the Interests in which may be acquired through the Long-Term Points Program.

“Portfolio Investments” mean investments (which may be made directly or through a Citadel Third Party Fund) made by an ESC Fund.

“Qualified Investment Vehicle” means (i) a trust of which the trustee, grantor and/or beneficiary is an Eligible Employee, or (ii) a partnership, corporation or other entity controlled by an Eligible Employee.

 “Qualified Participant” means an entity that (i) is a Qualified Investment Vehicle and (ii) if such entity is purchasing an Interest directly from an ESC Fund, comes within one of the categories of an “accredited investor” under Rule 501(a) of Regulation D.

“Regulation D” means Regulation D under the 1933 Act.

“Regulation S” means Regulation S under the 1933 Act.

“Release” means a letter or separate writing from Citadel to an Eligible Employee that sets forth the terms of the termination of such Eligible Employee’s employment with Citadel, including a description of any terms applicable to such Eligible Employee’s Interest in an ESC Fund not already described in such ESC Fund’s Offering Documents.

“Section 17 Transaction” means a transaction to which an ESC Fund is a party that is otherwise prohibited by Section 17(a), Section 17(d) and/or Rule 17d-1 of the 1940 Act.

“Series” means the different series of Interests that an ESC Fund may issue to Members.

“Service Year” means any calendar year beginning on or after January 1, 2009.

“Unvested Membership Interest” means an unvested membership interest in a Participation Points ESC Fund granted to an Eligible Employee in respect of the Long-Term Points issued to such Eligible Employee.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

APPLICATION

FOR AN ORDER

of

CITADEL LLC (formerly, Citadel Investment Group, L.L.C.)

CEIF LLC1

Application pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940.

The Applicants hereby apply to the Commission pursuant to Sections 6(b) and 6(e) of the 1940 Act for an Order exempting the Applicants and the ESC Funds from all provisions of the 1940 Act, except Section 9 and Sections 36 through 53, and the rules and regulations under the 1940 Act, as described herein.  With respect to Sections 17 and 30 of the 1940 Act, and the rules and regulations thereunder, and Rule 38a-1 under the 1940 Act, the requested exemption is limited as set forth in this Application.

Each Managing Member and other person providing investment advisory services to an ESC Fund shall observe the standards prescribed in Sections 9, 36 and 37 of the 1940 Act.  The Applicants represent and concede that such persons are an “investment adviser” within the meaning of Sections 9 and 36 of the 1940 Act and subject to those sections.  Other than the Managing Member, as of the date hereof, the Members of CEIF consist of solely current or former employees of Citadel.

The Applicants state that in the event an ESC Fund is offered in reliance on Rule 6b-1 under the 1940 Act prior to a final determination on the Application by the Commission, such

1	All existing ESC Funds have been named as applicants in this Application.

ESC Fund will comply with all of the terms and conditions stated in the most recent version of the Application filed with the Commission.

No form having been prescribed by the rules and regulations of the Commission, the Applicants proceed under Rule 0-2 of the 1940 Act.

Citadel has established CEIF and will establish any other ESC Funds for the benefit of Eligible Employees as part of a program designed to create capital building opportunities that are competitive with those at other financial services firms and to facilitate the recruitment and retention of high caliber professionals.  CEIF and each future ESC Fund (collectively, the “ESC Funds”) will comply with the terms and conditions of the Application.

The Applicants believe that, in view of the facts described below and the conditions contained in this Application, concerns of abuse of investors and overreaching, which the 1940 Act was designed to prevent, will not be present in the case of the ESC Funds.

PART I.   STATEMENT OF FACTS

A statement of the facts relied upon as the basis for the action of the Commission herein requested is as follows:

Organization of the ESC Funds

Citadel is a leading global financial institution with a diverse business platform which includes alternative asset management, strategic advisory services and capital markets businesses and services.  As of the date hereof, Citadel has major offices in Chicago, New York, San Francisco, Boston, London and Hong Kong.

Each of the ESC Funds will be a limited liability company, limited partnership, corporation, business trust or other entity organized under the laws of the State of Delaware or another U.S. jurisdiction.  In each case, Eligible Employees will invest in ESC Funds with limited liability.  Each ESC Fund will be identical in all material respects (other than investment objectives and strategies, vesting terms, form of organization and related structural and operative provisions contained in the constitutive documents of such ESC Funds).  The Managing Member of each ESC Fund will be an Affiliate of the Company.

Purposes

The Company intends to form the ESC Funds in order to provide long-term financial incentives for Eligible Employees to preserve Citadel’s competitive advantage and to align the financial interests of Eligible Employees with those of Citadel and investors in the Citadel Third Party Funds.2  In addition, the ESC Funds will be designed to enable Eligible Employees to pool their investment resources.  Pooling of resources should allow the Members diversification of investments and participation in investments which usually would not be available to them as

2
Citadel has in the past and may in the future sponsor and manage other investment vehicles for the benefit of certain current and former employees and other affiliated persons that rely on other exemptions from the 1940 Act (e.g., Sections 3(c)(1) or 3(c)(7)). Such vehicles will not rely on, or be subject to the terms of, the Order.

individual investors due to the minimum investment level and eligibility requirements of the Citadel Third Party Funds in which the ESC Funds will invest.  Each ESC Fund will be an “employees’ securities company,” as defined in Section 2(a)(l3) of the 1940 Act.

Eligible Employees

Interests will be issued without registration in transactions under a claim of exemption pursuant to Section 4(2) of the 1933 Act, Regulation D and/or Regulation S3 and may be acquired only by (i) Eligible Employees or (ii) at the request of Eligible Employees and in the discretion of the Managing Member of an ESC Fund, by Qualified Participants of such Eligible Employees.  Prior to issuing Interests to an Eligible Employee, the Managing Member must reasonably believe that (i) each Eligible Employee that is required to make a decision whether or not to participate (either in his/her own capacity or through a related Qualified Participant) in an ESC Fund or Class and (ii) each Eligible Employee that is issued Interests in a Participation Points ESC Fund as a condition of receiving any consideration for such Eligible Employee’s Long-Term Points, will be a sophisticated investor capable of understanding and evaluating the risks of participating in such ESC Fund or Class without the benefit of regulatory safeguards.  The Managing Member may impose more restrictive suitability standards in its sole discretion.

In order to qualify as an “Eligible Employee,” an individual must (i) be a current or former employee, officer or partner of Citadel or a director of Citadel that is an “interested person” (as defined in Section 2(a)(19) of the 1940 Act) of Citadel and (ii) meet the standards of an “accredited investor” under Rule 501(a)(5) or (6) of Regulation D.  Eligible Employees and/or their Qualified Investment Vehicles that are not accredited investors will not be permitted to invest in an ESC Fund.

3	An offer may be made pursuant to Regulation S to Eligible Employees who are not U.S. residents.

In the discretion of the Managing Member of an ESC Fund and at the request of an Eligible Employee, Interests may be assigned by such Eligible Employee, or issued directly by such ESC Fund, to a Qualified Participant of such Eligible Employee.  The inclusion of partnerships, corporations or other entities that are controlled by Eligible Employees in the definition of Qualified Investment Vehicle is intended to enable such Eligible Employees to participate in the ESC Funds through personal investment vehicles over which they or their designee exercise investment discretion or other investment vehicles the management or affairs of which they otherwise control.  Individuals often form these types of investment vehicles for the purpose of implementing their personal and family investment and estate planning objectives.

The Interests in each ESC Fund will be held only by persons, directly or indirectly through Qualified Participants, with a close nexus to Citadel through current or past employment.

The Managing Member will have the absolute right to purchase any Interest for its fair value if the Managing Member determines in good faith that any Member’s continued ownership of such Interest in an ESC Fund jeopardizes such ESC Fund’s status as an “employees’ securities company” under the 1940 Act; provided that the foregoing is without prejudice to any other rights the Managing Member may have as a result of a breach of a representation or other agreement by a Member or otherwise.

Interests in each ESC Fund will be non-transferable except (i) to the extent cancelled or (ii) with the prior written consent of the Managing Member, and, in any event, no person or entity will be admitted into an ESC Fund as a Member unless such person or entity is (i) an Eligible Employee, (ii) a Qualified Participant of an Eligible Employee or (iii) a Citadel Entity, including the Company.  The limitations on the transferability of Interests in an ESC Fund ensure that the community of interest among the Members will continue through the life of such ESC Fund.

Only those persons who qualify as Eligible Employees will be able to participate in the ESC Funds.  Eligible Employees will be professionals with experience in investing, financial planning, securities brokerage, investment banking, asset management, business operations, banking, cash management or trust services or other similar areas, or in administrative, financial, tax, legal, accounting or operational activities related thereto.  All Eligible Employees will have undergraduate degrees, and many will have graduate degrees.

The ESC Funds

Citadel will operate various structures for the benefit of its Eligible Employees pursuant to the Order, including, without limitation, different ESC Funds, or different Classes within the same ESC Fund (with each Class having a separate investment basket and/or investment allocation).  Each ESC Fund will be identical in all material respects (other than investment objectives and strategies, vesting terms, form of organization and related structural and operative provisions contained in the constitutive documents of such ESC Funds).  Interests in these ESC Funds will be issued without a sales load or similar fee.  An ESC Fund may have a set term or may have an indefinite life.

An ESC Fund may invest directly in securities and similar investments (including, without limitation, exchange-traded funds, mutual funds and index funds) and/or may invest all or substantially all of its assets in Citadel Third Party Funds.4  See also “Investments and Operations” below.

Citadel will abide by the following in its operation of the ESC Funds:

4
Citadel is not requesting any exemption from any provision of the 1940 Act or any rule thereunder that may govern an ESC Fund’s eligibility to invest in any entity relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act or such entity’s status under the Act.

1. Citadel will control the ESC Funds within the meaning of Section 2(a)(9) of the 1940 Act.

2. Whenever a Managing Member, a Citadel Entity or any other person5 that is acting for or on behalf of an ESC Fund is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, such person shall exercise such discretion with reasonableness and in good faith, and in a manner consistent with the fiduciary duties owed to the ESC Fund as a client of such Managing Member, Citadel Entity or other person (such ESC Fund’s Members, in their capacity as Members, being the beneficiaries of any such fiduciary duties).

3. The Offering Documents for, and any other contractual arrangement regarding, an ESC Fund will not contain any provision which protects or purports to protect Citadel, the Managing Member or their Affiliates against any liability to the ESC Fund or its security holders to which such person would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of such person’s duties, or by reason of such person’s reckless disregard of such person’s obligations and duties under such contract or Offering Document.

4. A Citadel Entity, the Managing Member and any other person6 that is acting for or on behalf of an ESC Fund shall act in the best interests of such ESC Fund (with such ESC Fund’s Members, in their capacity as Members, being beneficiaries thereof).

5
Based on, among other things, the contractual obligations or fiduciary obligations (if any) of an unaffiliated third party service provider, Citadel has a reasonable belief that whenever such unaffiliated third party service provider that is acting for or on behalf of an ESC Fund is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such third party service provider’s discretion, then such third party service provider shall exercise such discretion with reasonableness and in good faith, and in a manner consistent with the fiduciary duties owed to the ESC Fund as a client of such third party service provider (such ESC Fund’s Members, in their capacity as Members, being the beneficiaries of any such fiduciary duties).

6	Based on, among other things, the contractual obligations or fiduciary obligations (if any) of an unaffiliated

Terms of the ESC Funds

While the terms of an ESC Fund will be determined by Citadel in its discretion, these terms, including all material terms, will be fully disclosed to each Eligible Employee and, if applicable, a Qualified Participant, prior to the time such Eligible Employee is admitted to the ESC Fund.  Among other things, each Eligible Employee and Qualified Participant will be furnished with access to the Offering Documents, including a copy of the Operating Agreement, for the relevant ESC Fund, which will set forth at a minimum the following information, if applicable: 7

(i)   whether Citadel will make a co-investment in the same Portfolio Investments as such ESC Fund, and the terms generally applicable to such ESC Fund’s investment as compared to those of Citadel’s investment;

(ii)   whether Interests in such ESC Fund may only be acquired through the Long-Term Points Program or whether Interests may also be acquired on a voluntary basis;

(iii)   if an Interest in such ESC Fund may also be acquired other than through the Long-Term Points Program, the maximum amount of capital that an Eligible Employee will be permitted to invest in such ESC Fund, or the manner in which such amount will be determined, and the manner in which capital contributions to such ESC Fund will be applied towards investments made, and expenses incurred, by such ESC Fund;

third party service provider, Citadel has a reasonable belief that such unaffiliated third party service provider that is acting for or on behalf of an ESC Fund will act in the best interests of such ESC Fund (with such ESC Fund’s Members, in their capacity as Members, being beneficiaries thereof).

7
The Offering Documents will also disclose such items as risk, leverage and the manner of allocating profits and losses and distributions. Events that would trigger the dissolution of an ESC Fund and what would happen to an ESC Fund’s assets upon dissolution will also be disclosed.

(iv)   whether the Managing Member, Member or a Citadel Entity will offer to make any loans to an Eligible Employee to purchase an Interest in such ESC Fund and, if so, the terms of such loans;8

(v)   whether the Managing Member, a Member, Citadel or any employees of the Managing Member or Citadel will be eligible to receive any compensation, or any performance-based fee or profits allocation (such as a “carried interest”),9 from such ESC Fund and, if so, the terms of such compensation or performance-based fees or profit allocations;

(vi)           whether the Managing Member or a Citadel Entity will make any capital contributions or loans to such ESC Fund and, if so, the terms applicable to the Managing Member’s or the Citadel Entity’s investment in such ESC Fund or its extension of credit to such ESC Fund, provided that the interest rate applicable to any such loan made to an ESC Fund will be no less favorable to such ESC Fund than the rate obtainable in an arm’s-length transaction, provided, further, that any indebtedness of such ESC Fund will be the debt of such ESC Fund and without recourse to the Members;

(vii)   whether such ESC Fund may borrow from an unaffiliated third party;10 and

8
An Eligible Employee will not borrow from any person if such borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own outstanding securities of an ESC Fund (other than short-term paper).

9
A “carried interest” is a fee paid or allocation made to the Managing Member, a Member or the Citadel Entity acting as the investment adviser to an ESC Fund based on net gains in addition to the amount allocable to the Managing Member, such Member or such Citadel Entity in proportion to its invested capital. A Managing Member, Member or Citadel Entity that is registered as an investment adviser under the Advisers Act may be paid or allocated carried interest only if permitted by Rule 205-3 under the Advisers Act. See also footnote 11.

10
An ESC Fund will not lend funds to any Citadel Entity. No ESC Fund will borrow from any person if the borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own outstanding securities of the ESC Fund (other than short-term paper).

(viii)   whether vesting and cancellation provisions will apply to a Member’s Interest in such ESC Fund and, if so, the terms of such vesting and cancellation provisions.

As disclosed in the Operating Agreement for each ESC Fund, the Managing Member may, without the consent of the Members, make certain amendments to the Operating Agreement, including any amendments not materially adverse to the interests of the Members taken as a whole.

Any amendment to the Operating Agreement of an ESC Fund that is materially adverse to the Members holding Interests of the same Class or Series, taken as a whole, may be made only with the consent of (i) the Managing Member, and (ii) Members holding in excess of 50% of the voting interests with respect to such Class or Series.  The Operating Agreement of an ESC Fund may not be amended so as to:  (i) modify the limited liability of a Member, without the consent of such Member; or (ii) materially reduce the participation of a Member in allocations made to such Member’s capital account or the distributions made by such ESC Fund to such Member, without the consent of such Member.

Any amendment to the Operating Agreement of an ESC Fund which is approved by the requisite vote or consent of the Managing Member and the Members (if required) shall become effective as of the date of such approval (or such other date that may be specified in the materials seeking such approval or such approval itself).

An Eligible Employee will bear, indirectly as an investor in an ESC Fund, his/her pro rata portion of any expense reimbursement, management fees and performance fees/allocations imposed on such ESC Fund by the Citadel Third Party Funds in which it is invested.11

11
A Managing Member, Member or Citadel Entity that is registered as an investment adviser under the Advisers Act may be paid a performance fee or allocated a performance allocation only if permitted by Rule 205-3 under the Advisers Act.

ESC Funds – Acquisition of Interests

Interests in a Participation Points ESC Fund may only be acquired through the Long-Term Points Program.  Pursuant to the Long-Term Points Program, Eligible Employees may be issued Participation Points on the basis of, among other things, personal performance and/or firm-wide or relevant team performance results.  Participation Points may be issued in the form of Long-Term Points.  An Eligible Employee who is issued Long-Term Points, and who signs the relevant documents, will receive an Unvested Membership Interest in a Participation Points ESC Fund, which Interest will equal the amount of the Unvested Membership Interest issued to such Eligible Employee reduced by the amount of taxes withheld.  Eligible Employees make no investment decision in being issued an Unvested Membership Interest.

An Eligible Employee that does not wish to receive an Unvested Membership Interest will receive no consideration for such Long-Term Points.

An Eligible Employee may voluntarily acquire an Interest in a non-Participation Points ESC Fund.  In such case, the amount of such Eligible Employee’s permitted capital contribution to, and terms of redemptions from, such ESC Fund will be described in such ESC Fund’s Operating Agreement and/or Offering Documents.  An Eligible Employee and/or its Qualified Participant may not make additional capital contributions to the ESC Fund in which it is invested after such Eligible Employee’s employment with Citadel has terminated.

ESC Funds – Vesting Provisions

Both Participation Points ESC Funds and non-Participation Points ESC Funds may be offered as part of an investment program that includes vesting and cancellation provisions.  In such circumstances, some or all of an Eligible Employee’s Interest at the commencement of the program will be treated as being “unvested,” and “vesting” will occur only as certain conditions are satisfied under the terms of the investment program.

To the extent that an Eligible Employee’s Interest is or becomes “vested,” the termination of such Eligible Employee’s employment by Citadel will not affect the Eligible Employee’s rights with respect to the vested portion of the Interest.  The portion of an Eligible Employee’s Interest that is “unvested” at the time of termination of such Eligible Employee’s employment by Citadel may be subject to (a) cancellation and/or (b) the imposition of different terms and conditions, which would be described in the Operating Agreement and/or Offering Documents of the relevant ESC Fund and/or in Offer Letters, Releases and/or other written correspondence (which shall be delivered in accordance with the notice requirements specified in the relevant Operating Agreement) issued to such Eligible Employee.  Such different terms and conditions include, among other things, shorter or longer Compliance Periods or waiver of any of the Obligations to which an Eligible Employee would otherwise be subject.

In any event, the consequences of the vesting provisions of the ESC Funds will not be more onerous than those set forth below:

Unless (x) an Eligible Employee fails to satisfy the relevant Obligations or (y) as otherwise described in the Operating Agreement and/or Offering Documents of the relevant ESC Fund and/or in Offer Letters, Releases and/or other written correspondence (which shall be delivered in accordance with the notice requirements specified in the relevant Operating Agreement) issued to such Eligible Employee (although the ESC Funds do not currently contemplate, and the Operating Agreements and/or Offering Documents of the ESC Funds and any such Offer Letters, Releases and/or other written correspondence do not currently describe, any such circumstances other than failing to satisfy the relevant Obligations), an Eligible

Employee’s unvested Interest in an ESC Fund will continue to be treated in a manner similar to those of other Eligible Employees. However, if any of the events described in clauses (x) or (y) above occur, the Managing Member may deem the Eligible Employee’s unvested Interest to be subject to cancellation, as described below, or to the imposition of different terms and conditions, as described in the Operating Agreement and/or Offering Documents related to the relevant ESC Fund and/or in Offer Letters, Releases and/or other written correspondence issued to such Eligible Employee.

With respect to Participation Points ESC Funds, a Member will become vested in his/her Unvested Membership Interest if (a) he/she remains employed by Citadel through the relevant Determination Date and he/she has satisfied, among other things, all of the Obligations (including non-competition, non-solicitation, non-disclosure and notice Obligations) imposed on him/her throughout his/her employment up to the Determination Date or (b) in the case of certain specified Eligible Employees, he/she ceases to be employed by Citadel prior to the Determination Date but he/she has satisfied, among other things, all of the Obligations, if any, imposed on him/her during his/her employment with Citadel and through any applicable post-employment Compliance Period.

If an Eligible Employee does not fulfill such Eligible Employee’s Obligations for any reason, such Eligible Employee’s Unvested Membership Interest will be cancelled as described below.

Non-Participation Points ESC Funds may or may not provide for vesting provisions.  With respect to a non-Participation Points ESC Fund that does not provide for vesting provisions, an Eligible Employee’s entire Interest may be subject to repurchase by the Managing Member, as described below, and/or the imposition of different terms and conditions upon termination of such Eligible Employee’s employment by Citadel, as described in the Operating Agreement and/or Offering Documents related to the relevant ESC Fund and/or in Offer Letters, Releases and/or other written correspondence issued to such Eligible Employee.

An Eligible Employee that purchases an Interest in a non-Participation Points ESC Fund will be immediately vested in such Interest to the extent of such purchase.12

ESC Funds – Repurchase and Cancellation Provisions

The terms of any repurchase or cancellation of Interests will apply equally to any Eligible Employee and any Qualified Participant of such Eligible Employee.

A non-Participation Points ESC Fund may permit a Member to redeem Interests at any time and from time to time, at the discretion of the Managing Member, as described in such ESC Fund’s Operating Agreement and/or Offering Documents.

With respect to Participation Points ESC Funds, a Member’s Unvested Membership Interest will be mandatorily redeemed as soon as reasonably practicable following the relevant Determination Date, and, subject to the liquidity terms (including suspensions on withdrawals) of the Citadel Third Party Funds in which the relevant Participation Points ESC Fund is invested, the balance of such Member’s capital account in such Participation Points ESC Fund relating to such redeemed Unvested Membership Interest, as adjusted through the date of such redemption, will be distributed to such Member.  A Member’s Unvested Membership Interest may also be redeemed in other circumstances, including where such Member has been terminated as an employee by Citadel without cause or where such Member has resigned as an employee of Citadel and no longer intends to participate in the alternative asset management business or other businesses in which Citadel is engaged.

12	Eligible Employees and their Qualified Participants will not be permitted to purchase Interests in Participation Points ESC Funds.

A Member’s Unvested Membership Interest will not be mandatorily redeemed following the relevant Determination Date and will be cancelled and become the property of Citadel if such Member does not fulfill his/her Obligations as described above.

If an Eligible Employee who has been issued an Unvested Membership Interest becomes incapacitated but he/she has satisfied, among other things, all of the Obligations, if any, imposed on him/her during his/her employment with Citadel through the time he/she became incapacitated, such Eligible Employee’s Unvested Membership Interest will be mandatorily redeemed as soon as reasonably practicable following the relevant Determination Date, and, subject to the liquidity terms (including suspensions on withdrawals) of the Citadel Third Party Funds in which the relevant Participation Points ESC Fund is invested, the balance of such Eligible Employee’s capital account in such Participation Points ESC Fund relating to such redeemed Unvested Membership Interest, as adjusted through the date of such redemption, will be distributed to such Member.

If an Eligible Employee who has been issued an Unvested Membership Interest dies, the Eligible Employee’s estate will receive payments in redemption of such Unvested Membership Interest so long as such Eligible Employee satisfied all of the relevant Obligations through the date of death.  The value of such Eligible Employee’s Unvested Membership Interest (and the corresponding capital account balance in the relevant Participation Points ESC Fund) will be determined, and all redemption payments for such Unvested Membership Interest will be made, as soon as reasonably practicable following the date of death and, if applicable, the appointment of the estate administrator.  If the deceased Eligible Employee did not satisfy all of the relevant Obligations through the date of death, the estate will not receive any payments for any Unvested Membership Interest held by such Eligible Employee.

Upon any repurchase of an Eligible Employee’s vested Interest, the Managing Member will at a minimum pay to the Eligible Employee the lesser of (a) the amount actually paid by the Eligible Employee to acquire the vested Interest plus interest less prior distributions, and (b) the fair market value of such vested Interest as determined at the time of repurchase by the Managing Member in accordance with the relevant ESC Fund’s valuation policies and procedures.    Citadel shall be entitled to offset against the payment for a repurchased vested Interest (i) any outstanding principal amount of, and unpaid interest on, any loans, advances or payments subject to clawbacks made by Citadel to such Eligible Employee and (ii) the costs of repurchasing such vested Interest, such as legal fees and administrative expenses.  In addition, if the Eligible Employee has pledged such Interest to secure any such loan, Citadel may foreclose upon such vested Interest upon any failure to repay such loan when due.

Registration of an Investment Adviser Pursuant to the Advisers Act

The Citadel Entity acting as the Managing Member to an ESC Fund will be registered as an investment adviser under the Advisers Act if required under applicable law.  The determination as to whether a Citadel Entity is required to register under the Advisers Act will be made by Citadel; no relief in respect of such determination is requested herein.

Investments and Operations

Each of the ESC Funds will operate as a diversified or non-diversified, closed-end or open-end investment company of the management type within the meaning of the 1940 Act.

The Managing Member is responsible for approving all Section 17 Transactions (i.e., transactions to which an ESC Fund is a party that is otherwise prohibited by Section 17(a), Section 17(d) and/or Rule 17d-1) as described below in ‘Part III – Applicants’ Conditions.’  In addition, the Managing Member will serve as the functional equivalent of the board of directors of each ESC Fund in connection with any actions or approval required to be taken under Rule 17f-2 and Rule 17g-1 and Rule 38a-1 of the 1940 Act.

The investment objective of each ESC Fund and whether it will operate as a diversified or non-diversified and open-end or closed-end registered investment vehicle may vary from ESC Fund to ESC Fund, and will be set forth in the Offering Documents relating to the specific ESC Fund.  ESC Funds (directly or indirectly through their investments in Citadel Third Party Funds) may be expected to engage in relative value, event-driven and/or directional investment strategies implemented by Citadel in markets around the world.  Investment strategies employed could include, among others, capital structure arbitrage, convertible bond arbitrage, credit arbitrage, fixed-income arbitrage, merger arbitrage and mortgage-backed securities arbitrage, as well as fundamental long and short equity trading strategies.  Citadel anticipates that it will continue to develop and implement new analytical methodologies, quantitative models and investment strategies on behalf of the ESC Funds through the Citadel Third Party Funds as Citadel seeks profit and investment opportunities on a global basis.  Potential Portfolio Investments for the ESC Funds (directly or indirectly through their investments in Citadel Third Party Funds) include a wide variety of U.S. and non-U.S. assets, including but not limited to public and private debt and equity securities, real estate, commodity futures, derivatives and other financial instruments and assets.  Pending investment of capital contributions and reinvestment of proceeds of investments, an ESC Fund’s assets may be invested in short-term investments.  Although not currently contemplated by the ESC Funds, an ESC Fund may utilize leverage as part of its investment operations, the terms of which will be described in the Operating Agreement and/or Offering Documents of such ESC Fund.  A Citadel Third Party Fund may also utilize leverage as part of its investment operations.

The Operating Agreement for such ESC Fund may provide that portions of a Member’s Interest may be directed to particular Portfolio Investments of such ESC Fund and, in turn, to the Class corresponding to such Portfolio Investments.

An ESC Fund that has multiple investment baskets and/or investment allocations may issue Interests in separate Classes to properly allocate the expenses and/or track the performance of an investment basket and/or allocation.  Interests within such Class may in turn be issued in separate Series, with each Series having its own Determination Date.  A Series of Interests within a Class will have the same exposure to such Class’ investment basket and/or allocation as every other Series within such Class.

The Managing Member of each ESC Fund will manage, operate and control such ESC Fund.  However, the Managing Member will be authorized to delegate investment management responsibility with respect to the acquisition, management and disposition of Portfolio Investments to a Citadel Entity.  As described above, any Citadel Entity that is delegated the responsibility of making investment decisions for an ESC Fund will be registered as an investment adviser under the Advisers Act if required under applicable law.  In addition, the Managing Member of an ESC Fund may contribute substantial funds to such ESC Fund or to entities (including Citadel Third Party Funds) in which such ESC Fund will invest.  Notwithstanding the foregoing, the ultimate investment management responsibility for an ESC Fund’s operations will remain with the Managing Member.

The Managing Member will provide Members of the ESC Funds access to information concerning their ESC Fund’s operations and results as described below under “Reports and Accounting.”  An ESC Fund may directly engage, or the Managing Member may delegate to and pay Affiliates or unaffiliated third parties to provide administrative, bookkeeping, financial statement and tax accounting and other services to such ESC Fund.

An ESC Fund will not acquire any security issued by a registered investment company if immediately after such acquisition such ESC Fund will own more than 3% of the outstanding voting stock of the registered investment company.

An ESC Fund may co-invest with a Citadel Entity in a Citadel Third Party Fund.

Subject to the terms of the applicable Operating Agreement and/or Offering Documents, an ESC Fund will be permitted to enter into transactions involving (i) a Citadel Entity, (ii) any Member or person or entity affiliated with a Member or (iii) a Citadel Third Party Fund.  Such transactions may include, without limitation, such ESC Fund purchasing from, or selling to, a Citadel Entity a Portfolio Investment, or purchasing an interest in a Citadel Third Party Fund, in each case with the Citadel Entity acting as principal.  As described in fuller detail below in Condition 1, with regard to such transactions, the Managing Member shall have authority, as representative and agent of the Members of such ESC Fund, to give consent to any such transaction submitted to the Managing Member by Citadel if the Managing Member determines that the terms of the transaction are consistent with the terms that would reasonably be expected in a comparable transaction between unrelated parties.  Prior to entering into any such transaction, the Managing Member will make the findings required by this Application as described in Condition 1 below.

In addition, a Citadel Entity (including the Managing Member) may provide a full range of financial, asset management or other services, and may also provide financing in the form of debt, equity or other financial instruments, and receive fees or other compensation and expense reimbursement in connection therewith, from entities in which an ESC Fund (directly or indirectly) makes an investment, from competitors of such entities or from other unaffiliated persons or entities.  Such fees or other compensation may include, without limitation, commitment fees, advisory fees, underwriting fees, placement fees, organization or success fees, financing fees, management fees, performance-based fees, fees for brokerage and clearing services, expense reimbursements and compensation in the form of carried interests entitling the Citadel Entity to share disproportionately in income or capital gains or similar compensation.  A Citadel Entity may also engage in market-making activities with respect to the securities of entities in which an ESC Fund makes an investment or competitors of such entities, clear trades on behalf of such ESC Fund and provide administrative services to such ESC Fund.  Citadel Third Party Funds may make loans to or accept loans from, and may guarantee the loans of, other Citadel Third Party Funds or the ESC Funds.  Employees of Citadel may serve as officers or directors of such entities pursuant to the authority of an ESC Fund or Citadel to designate such officers or directors, and receive officers’ and directors’ fees, other compensation and expense reimbursement in connection with such services.  Any such fees, other compensation or expense reimbursement received by such Citadel employee will not be shared with any ESC Fund (i.e., such Citadel employee is not required to contribute a portion of such fees, other compensation or expense reimbursement to such ESC Fund, with such contribution being allocated to the general assets of such ESC Fund and not to the capital account of such Citadel employee therein).

Reports and Accounting

The Managing Member of each ESC Fund will send to each person who was a Member having an Interest in the ESC Fund at any time during the fiscal year then ended (except for the first fiscal year of operations of an ESC Fund if no investment activities took place in such fiscal year), audited financial statements with respect to those ESC Funds in which the Member held Interests within 180 days after the end of such fiscal year.  The annual financial statements of each ESC Fund will be audited by independent certified public accountants.  For purposes of this requirement “audit” shall have the meaning defined in Rule 1-02(d) of Regulation S-X.  In addition, to enable Members to determine the U.S. federal and state income tax consequences of their investments, as soon as practicable after the end of each tax year of an ESC Fund, a report will be transmitted to each Member showing such Member’s share of income, gains, losses, credits, deductions, and other tax items for U.S. federal income tax purposes, resulting from such ESC Fund’s operations during that year.

In addition, each ESC Fund will provide a non-U.S. Member with such information as may be reasonably necessary to enable him/her to prepare his/her non-U.S. income tax returns, provided that each such Member has notified the Managing Member of the specific information required by the jurisdiction or jurisdictions for which such Member will be preparing income tax returns reasonably in advance of the time that such information will be required, and provided, further that complying with such information request does not impose an undue or disproportionate burden on the Managing Member of the applicable ESC Fund.

PART II.  REQUEST FOR ORDER

Applicable 1940 Act Provisions

Section 2(a)(13) of the 1940 Act defines “employees’ securities company” as:

Any investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned (A) by the employees or persons on retainer of a single employer or of two or more employers each of which is an affiliated company of the other, (B) by former employees of such employer or employers, (C) by members of the immediate family of such employees, persons on retainer or former employees, (D) by any two or more of the foregoing classes of persons, or (E) by such employer or employers together with any one or more of the foregoing classes of persons.

Section 6(b) of the 1940 Act provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any “employees’ securities company” from the provisions of the 1940 Act and the rules and regulations thereunder, if and to the extent that such exemption is consistent with the protection of investors.  Section 6(b) provides that the Commission will consider, in determining the provisions of the 1940 Act from which an employees’ securities company should be exempt, the company’s form of organization and capital structure, the persons owning and controlling its securities, the price of the company’s securities and the amount of any sales load, how the company’s funds are invested, and the relationship between the company and the issuers of the securities in which it invests.

Section 7 of the 1940 Act generally prohibits investment companies that are not registered under Section 8 of the 1940 Act from selling or redeeming their securities.  Section 6(e) of the 1940 Act provides that the Commission may determine as necessary or appropriate in the public interest or for the protection of investors that, in connection with any order exempting an investment company from Section 7 of the 1940 Act, certain provisions of the 1940 Act shall be applicable to such investment company and to other persons in their transactions and relations with such investment company, as though such investment company were a registered investment company.

Section 9 of the 1940 Act limits persons who can act as employees, officers, directors, members of the advisory board, investment advisers and depositors of registered investment companies and provides the Commission with certain administrative powers to enforce the 1940 Act.

Section 17 of the 1940 Act generally limits certain principal and joint transactions between a registered investment company and certain affiliated persons (and affiliated persons of such persons) of the registered investment company, its principal underwriter or affiliated persons of such persons or underwriter.  Section 17 also sets forth standards for custody arrangements for a registered investment company’s securities as well as requirements for fidelity bonding, liability limitations for directors, officers and investment advisers and a code of ethics for such registered investment company.

Section 17(a) of the 1940 Act, among other things, generally prohibits certain persons affiliated with a registered investment company, acting as principal, from knowingly selling any security or other property to the registered investment company or knowingly purchasing a security or other property from the registered investment company.  Among the persons precluded from dealing as principal with a registered investment company under Section 17(a) are: (a) any affiliated person of the registered investment company; and (b) any affiliated person of an affiliated person of the registered investment company.

Section 17(d) of the 1940 Act and Rule 17d-1 promulgated thereunder, in the absence of an order granted by the Commission, preclude any affiliated person of a registered investment company, or any affiliated persons of such an affiliated person, acting as principal, from effecting any transaction in connection with any joint enterprise or other joint arrangement in which the registered investment company is a participant.

Section 17(f) of the 1940 Act requires each registered investment company to place and maintain its securities only in the custody of certain qualified custodians.  Rule 17f-1 promulgated under Section 17(f) specifies the requirements that must be satisfied for a registered investment company to maintain custody of its securities and similar investments with a company that is a member of a national securities exchange.  Rule 17f-2 promulgated under Section 17(f) allows a registered investment company to act as self-custodian, subject to certain requirements.

Section 17(g) of the 1940 Act requires that certain officers or employees of a registered investment company who have access to such company’s securities or funds be bonded by a reputable fidelity insurance company against larceny and embezzlement in amounts as prescribed in Rule 17g-1 promulgated thereunder.  Rule 17g-1 requires that a majority of directors who are not “interested persons” take certain actions and give certain approvals relating to fidelity bonding.  Paragraph (g) of Rule 17g-1 sets forth certain materials relating to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of the registered investment company’s board of directors.  Paragraph (h) of Rule 17g- l provides that a registered investment company must designate one of its officers to make the filings and give the notices required by paragraph (g).  Paragraph (j) of Rule 17g-1 exempts a joint insured bond provided and maintained by a registered investment company and one or more other parties from the prohibitions on joint transactions contained in Section 17(d) of the 1940 Act.  Paragraph (j)(3) of Rule 17g-1 provides that the board of directors of a registered investment company must satisfy the fund governance standards of Rule 0-1(a)(7).

Section 17(j) and paragraph (b) of Rule 17j-1 make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company.  Rule 17j-1 also requires that every registered investment company adopt a written code of ethics and that every “access person” (as defined in the 1940 Act) of a registered company report personal securities transactions.

Section 30 of the 1940 Act sets forth the periodic financial reporting requirements for a registered investment company to its shareholders and the Commission.  Section 30(h) sets forth certain reporting requirements applicable to key shareholders, directors, officers, the investment adviser and affiliated persons of the investment adviser of a closed-end investment company pursuant to Section 16 of the 1934 Act.

Sections 36 through 53 of the 1940 Act deal generally with the Commission’s rule-making, investigation and enforcement powers under the 1940 Act and the rules and regulations thereunder.

Rule 38a-1 requires registered investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer.

Discussion

Section 6(b) provides that the Commission shall exempt employees’ securities companies from the provisions of the 1940 Act to the extent that such exemption is consistent with the protection of investors.  Section 6(e) provides that in connection with any order exempting an investment company from any provision of Section 7, certain specified provisions of the 1940

Act shall be applicable to such company, and to other persons in their transactions and relations with such company, as though such company were registered under the 1940 Act, if the Commission deems it necessary.  On the basis of the foregoing statement of facts, the Applicants submit that the action of the Commission herein requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act for the following reasons:

1.   each ESC Fund will be an “employees’ securities company,” as such term is defined in Section 2(a)(13) of the 1940 Act; all persons who will be officers and directors of the Managing Member of such ESC Fund will be directors, officers or other employees of Citadel and all Members of such ESC Fund will be Eligible Employees and/or their Qualified Participants; each Eligible Employee and/or their Qualified Participants will, at the time of each issuance of Interests to such Eligible Employee, be an “accredited investor” pursuant to the requirements set forth in Rule 501(a)(5) or (6) of Regulation D as of the date of the Order; and no sales load or compensation (other than the management fee, the carried interest and/or other compensation provided for in the applicable Operating Agreement, if any) is payable directly or indirectly to the Managing Member by such Fund;

2.   the substantial community of economic and other interests among Citadel, the Managing Member of an ESC Fund and the Members of such ESC Fund, taking into consideration the concern of Citadel with the morale of its personnel, the importance to Citadel of attracting and retaining its personnel and the absence of any public group of investors;

3.   the fact that the Portfolio Investments for each ESC Fund will be conceived and organized by persons who may hold, directly or indirectly, or who may be eligible to hold, Interests in such ESC Fund and will not be promoted to Eligible Employees by persons outside of Citadel seeking to profit from fees for investment advice or from the distribution of securities;

4.   the potentially burdensome aspects of compliance, including the requirement that an application be filed each and every time each ESC Fund considers a (i) co-investment with Citadel, or (ii) purchase from or sale to Citadel; and the imposition of a burden of unnecessary expenditures both of money and time on the part of the Managing Member of such ESC Fund and on the part of such ESC Fund itself, and to some extent on the part of the staff of the Commission, in light of the substantial protections afforded to the Members of such ESC Fund with respect to such matters by independent accountants, the furnishing of reports to Members of such ESC Fund, and in the conditions and other restrictions on such ESC Fund’s operations proposed in this Application;

5.   the fact that Eligible Employees will, at the time of each issuance of Interests to them, be professionals with experience in investing, financial planning, securities brokerage, investment banking, asset management, business operations, banking, cash management or trust services or other similar areas, or in administrative, financial, tax, legal, accounting or operational activities related thereto, who meet the current standard of “accredited investor” under the requirements set forth in Rule 501(a)(5) or (6) of Regulation D and, in the reasonable belief of the Managing Member, are each equipped by experience and education to understand and evaluate the structure, management and plan of each ESC Fund as compared to other opportunities, to understand and evaluate the merits and risks of holding Interests in such ESC Fund and to understand that Interests in such ESC Fund are being issued without registration under the 1940 Act and the 1933 Act and the protections afforded thereby; and

6.   the relief sought is similar to the relief granted by the Commission to employees’ securities companies in Hambrecht & Quist Employee Venture Fund, L.P., Docket No. 813-176, Release Nos. IC-23396 (Aug. 21, 1998) [notice] and 1C-23438 (Sept. 16, 1998) [order]; Greenwich Street Employees Fund, L.P., et al., Docket No. 813-202, Release Nos. 1C-25324 (Dec. 21, 2001) [notice] and IC-25367 (Jan. 16, 2002) [order]; GC&H Investments, LLC, Docket No. 813-272, Release Nos. IC-25799 (Nov. 8, 2002) [notice] and IC-25843 (Dec. 4, 2002) [order]; Stephens Inc., Docket No. 813-306, Release Nos. IC-27843 (May 29, 2007) [notice] and IC-27875 (June 26, 2007) [order]; Raymond James Employee Investment Fund I, L. P., Docket No. 813-326, Release Nos. IC-28012 (Oct. 11, 2007) [notice] and IC-28043 (Nov. 6, 2007) [order]; The Bessemer Group, Incorporated, Docket No. 813-362, Release Nos. IC-28258 (April 29, 2008) [notice] and IC-28289 (May 28, 2008) [order]; American International Group, Inc., Docket No. 813-369, Release Nos. IC-28286 (May 23, 2008) [notice] and IC-28301 (June 18, 2008) [order].

WHEREFORE, the Applicants respectfully request that the Commission enter an Order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting the Applicants and any ESC Funds from all provisions of the 1940 Act, except Section 9 and Sections 36 through 53, and the rules and regulations under the 1940 Act.  With respect to Sections 17 and 30 of the 1940 Act, and the rules and regulations thereunder, and Rule 38a-1 under the 1940 Act, the exemption is limited as set forth in this Application.

Section 17(a)

The Applicants request an exemption from Section 17(a) of the 1940 Act to the extent necessary to:

(a)
permit a Citadel Entity or a Citadel Third Party Fund (or any affiliated person of such Citadel Third Party Fund), acting as principal, to engage in any transaction directly or indirectly with any ESC Fund or any company controlled by such ESC Fund; and

(b)	permit any ESC Fund to invest in or engage in any transaction with any Citadel Entity or Citadel Third Party Fund, acting as principal:
(i)	in which such ESC Fund, any company controlled by such ESC Fund or any Citadel Entity or Citadel Third Party Fund has invested or will invest; or
(ii)	with which such ESC Fund, any company controlled by such ESC Fund or any Citadel Entity or Citadel Third Party Fund is or will become otherwise affiliated.

The transactions to which any ESC Fund is a party will be effected only after a determination by the Managing Member that the requirements of Condition 1 in ‘Part III - Applicants’ Conditions’ below have been satisfied.  In addition, these transactions will be effected only to the extent not prohibited by the applicable Operating Agreement.

The principal reason for the requested exemption is to ensure that each ESC Fund will be able to invest in companies, properties, or vehicles in which Citadel, or its employees, officers or directors, may make or have already made an investment, such as the Citadel Third Party Funds.  This will, in turn, provide long-term financial incentives for Eligible Employees to preserve Citadel’s competitive advantage and align the financial interests of Eligible Employees with those of Citadel and investors in the Citadel Third Party Funds.

The relief is also requested to permit each ESC Fund the flexibility to deal with its Portfolio Investments in the manner the Managing Member deems most advantageous to all

Members in the ESC Fund, including without limitation borrowing funds from a Citadel Entity, restructuring its investments, having its investments redeemed, tendering such ESC Fund’s securities or negotiating options or implementing exit strategies with respect to its investments.  Without an exemption, Section 17(a) may restrict an ESC Fund in its ability to negotiate such advantageous terms.  Indeed, without the requested relief the Managing Member may be limited in its ability to take those steps which it believes would be in the best interests of such ESC Fund.

In addition to seeking the relief described above, the Applicants request a specific exemption from Section 17(a) so that ESC Funds are permitted to enter into certain transactions.  These transactions would include, among other things, transactions in which ESC Funds (a) purchase short-term instruments from, or sell such instruments to, a Citadel Entity and/or (b) enter into repurchase agreements and reverse repurchase agreements with a Citadel Entity.  An ESC Fund will pay no fee (other than any customary transaction charges also applicable to unaffiliated parties in similar transactions) in connection with the purchase of short-term instruments from, or the entering into repurchase agreements or reverse repurchase agreements with, any Citadel Entity.

An exemption from Section 17(a) would be consistent with the purpose of each ESC Fund and the protection of investors, and is necessary to promote the basic purpose of such ESC Fund, as more fully discussed with respect to Section 17(d) below.  The Members of each ESC Fund will be fully informed of the possible extent of such ESC Fund’s dealings with Citadel, and, as professionals with experience in investing, financial planning, securities brokerage, investment banking, asset management, business operations, banking, cash management or trust services or other similar areas, or in administrative, financial, tax, legal, accounting or operational activities related thereto, will be able to understand and evaluate the attendant risks.  The community of interest among the Members in each ESC Fund, on the one hand, and Citadel, on the other hand, is the best insurance against any risk of abuse.

The considerations described above will protect each ESC Fund and will limit the possibilities of conflict of interest and abuse of the type that Section 17(a) was designed to prevent.  Consistent with the foregoing, the Applicants agree to abide by the conditions to the relief requested from Section 17(a) set forth below.  In addition, the Applicants, on behalf of the ESC Funds, acknowledge that any transactions otherwise subject to Section 17(a) of the 1940 Act, for which exemptive relief has not been requested, would require a Commission order.

Section 17(d) and Rule 17d-1

The Applicants request an Order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary to permit “affiliated persons” of each ESC Fund (including without limitation the Managing Member, Citadel and/or a Citadel Third Party Fund), or “affiliated persons” of any of these persons to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which an ESC Fund or a company controlled by such ESC Fund is a participant.  The Order requested would permit, among other things, co-investments by each ESC Fund and by individual members, employees, officers or directors of Citadel making their own individual investment decisions apart from Citadel.

Compliance with Section 17(d) would prevent each ESC Fund from providing an investment vehicle for Eligible Employees to co-invest with Citadel or, to the extent permitted by the terms of the applicable Operating Agreement, with other members, employees, officers or directors or Citadel Entities, including a Citadel Third Party Fund.  Because of the number and sophistication of the potential Members in an ESC Fund and “affiliated persons” of such Members, compliance with Section 17(d) would cause such ESC Fund to forego investment opportunities simply because a Member in such ESC Fund or other “affiliated person” of such ESC Fund (or any affiliate of such a person) also had, or contemplated making, a similar investment.

In this regard, it should be noted that each ESC Fund will primarily be organized for the benefit of Eligible Employees, as an incentive for them to remain with Citadel and for the generation and maintenance of goodwill through an investment in Citadel Third Party Funds.  The Applicants believe that, if co-investments with Citadel are prohibited, the appeal of an ESC Fund as a vehicle for Eligible Employees would be significantly diminished.  Co-investment opportunities with Citadel are advantageous to Eligible Employees because (a) the resources of Citadel enable it to analyze investment opportunities to an extent that Eligible Employees would have neither the time nor the resources to duplicate, (b) investments made by Citadel will not be generally available to investors even if the financial status of the Eligible Employees would enable them to otherwise participate in such opportunities and (c) Eligible Employees will be able to pool their resources in co-investments, thus achieving greater diversification of their individual portfolios.

The flexibility to structure joint investments and co-investments in the manner described above will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent.  The concern that permitting joint investments and co-investments by Citadel, on the one hand, and an ESC Fund, on the other, might lead to less advantageous treatment of such ESC Fund, is mitigated by the fact that (a) Citadel, in addition to its stake through the Managing Member and its co-investment, if any, will be acutely concerned with its relationship with the personnel who invest in such ESC Fund, and (b) certain members, officers, directors and key employees of Citadel Entities will be investors in such ESC Fund.

In summary, the requested approval under Section 17(d) of the 1940 Act is necessary in light of the purpose of each ESC Fund.  Given the criteria for Eligible Employees and the conditions with which the ESC Funds have agreed to comply, the requested approval is appropriate in light of the purposes of the 1940 Act.

The Applicants specifically acknowledge that the Managing Member in managing an ESC Fund is subject to Sections 9 (Ineligibility of Certain Affiliated Persons and Underwriters), 36 (Breach of Fiduciary Duty) and 37 (Larceny and Embezzlement) of the 1940 Act, and the Managing Member will, at all times, comply with the requirements of such Sections of the 1940 Act.  The requirements of such Sections are specifically incorporated by reference in this Application.

The considerations described above will protect each ESC Fund and will limit the possibilities of the conflicts of interest and abuses of the type which Section 17(d) was designed to prevent.  Consistent with the foregoing, the ESC Funds agree to abide by the conditions set forth below in ‘Part III – Applicants’ Conditions’ to the relief requested from Section 17(d) and Rule 17d-1.  In addition, the Applicants, on behalf of the ESC Funds, acknowledge that any transactions otherwise subject to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, which are not subject to the exemptive Order herein requested, would require a Commission order.

All side-by-side investments held by Citadel Entities will be subject to the restrictions contained in Condition 3 set forth below in ‘Part III – Applicants’ Conditions,’ except for side-by-side investments held by a Citadel Third Party Fund, or by a Citadel Entity in a transaction in which the Citadel investment was made pursuant to a contractual obligation to a Citadel Third Party Fund.13

The Applicants believe that the interests of the Eligible Employees participating in an ESC Fund will be adequately protected even in situations where Condition 3 is not satisfied.  Citadel is likely to invest a portion of its own capital in Citadel Third Party Fund investments, either through such Citadel Third Party Fund or on a side-by-side basis (which Citadel investments will be subject to substantially the same terms as those applicable to such Citadel Third Party Fund, except as otherwise disclosed in the Offering Documents and/or Operating Agreement of the relevant ESC Fund).  If Condition 3 were to apply to Citadel’s investment in these situations, the effect of such a requirement would be to indirectly burden the Citadel Third Party Fund with the requirements of Condition 3.  In addition, the relationship of an ESC Fund to a Citadel Third Party Fund, in the context of this Application, is fundamentally different from such ESC Fund’s relationship to Citadel.  The focus of, and the rationale for, the protections contained in this Application are to protect the ESC Funds from any overreaching by Citadel in the employer/employee context, whereas the same concerns are not present with respect to the ESC Funds vis-à-vis the investors in a Citadel Third Party Fund.

Section 17(e)

The Applicants will comply with, and do not seek exemptive or other relief from, the provisions of Section 17(e) of the 1940 Act.

Section 17(f)

The Applicants request an exemption from Section 17(f) and Rule 17f-1 to the extent necessary to permit a Citadel Entity to act as custodian without a written contract.  Because there

13	Such Citadel investment will only be exempt from Condition 3 to the extent that that the investment was necessitated by the contractual obligation to the Citadel Third Party Fund.

will be such a close association between each ESC Fund and Citadel, requiring a detailed written contract would expose such ESC Fund to unnecessary burden and expense.  Furthermore, any securities owned by an ESC Fund over which a Citadel Entity has custody will have the protection of fidelity bonds if such Citadel Entity is required to have a broker’s blanket bond.  Thus, it does not appear that any written contract is necessary.  In addition, an exemption is requested from the terms of Rule 17f-1(b)(4), as the Applicants do not believe the expense of retaining an independent accountant to conduct periodic verifications is warranted given the community of interest of all the parties involved and the existing requirement for an independent annual audit of each ESC Fund.  Except as set forth above, each ESC Fund will otherwise comply with the provisions of Rule 17f-1.

Rule 17f-2 under the 1940 Act specifies the requirements that must be satisfied for a registered management investment company to act as a custodian of its own investments.  The Applicants request relief from Section 17(f) of the 1940 Act and Rule 17f-2 to permit the following exceptions from the requirements of Rule 17f-2:

(a)	an ESC Fund’s investments, or evidence thereof, may be kept in the locked files of the Managing Member (or a Citadel Entity) for purposes of paragraph (b) of Rule 17f-2;
(b)
for purposes of paragraph (d) of Rule 17f-2, (i) employees of the Managing Member (or a Citadel Entity) will be deemed to be employees of the ESC Funds, (ii) officers or managers of the Managing Member of an ESC Fund (or a Citadel Entity) will be deemed to be officers of the ESC Fund and (iii) the Managing Member will be deemed to be the board of directors of the ESC Fund; and

(c)
in place of the verification procedure under paragraph (f) of Rule 17f-2, verification will be effected quarterly by two high level employees of the Managing Member (or another Citadel Entity), each of whom is an appropriate substitute for the requirement under Rule 17f-2.

With respect to certain ESC Funds, most of their investments may be evidenced only by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated.  The Applicants assert that, for such an ESC Fund, these instruments are most suitably kept in the locked files of the Managing Member (or a Citadel Entity), where they can be referred to as necessary.

Section 17(g) and Rule 17g-1

The Applicants request exemption from the requirement, contained in Rule 17g-1 promulgated under Section 17(g), that a majority of the “directors” of the ESC Funds who are not “interested persons” of the respective ESC Fund (as defined in the 1940 Act) take certain actions and give certain approvals concerning bonding and request instead that such actions and approvals be taken or given by the Managing Member, regardless of whether it is deemed to be an “interested person” of the ESC Funds.  First, the ESC Funds are unable to comply with Rule 17g-1, as the ESC Funds will not have a board of directors.  Second, because the Managing Member or an Affiliate will be the investment adviser to each ESC Fund, the Managing Member will be an “interested person” of the ESC Funds.  The ESC Funds will comply with all other requirements of Rule 17g-1, except that the Applicants request an exemption from the requirements of paragraphs (g) and (h) of Rule 17g-1 relating to the filing of copies of fidelity bonds and related information with the Commission and relating to the provision of notices to the board of directors, and an exemption from the requirements of paragraph (j)(3) of Rule 17g-1 that the ESC Funds comply with the fund governance standards defined in Rule 0-1(a)(7).

The Applicants believe that the filing requirements are burdensome and unnecessary as applied to the ESC Funds.  The Managing Member will maintain the materials otherwise required to be filed with the Commission by paragraph (g) of Rule 17g-1 and agrees that all such materials will be subject to examination by the Commission and its staff.  The Managing Member will designate a person to maintain the records otherwise required to be filed with the Commission under paragraph (g) of Rule 17g-1.  The Applicants submit that no purpose would be served in complying with the requirements of Rule 17g-1 related to filing information with the Commission.  While filing information related to fidelity bonds may serve to protect public investors, as an employees’ securities company an ESC Fund will not have public investors.  Exempting the ESC Funds from these provisions does not diminish investor protections, as Eligible Employees will still receive the protections offered by the ESC Funds’ compliance with the other provisions of Rule 17g-1.  Moreover, the ESC Funds will not be making other filings with the Commission, such as those related to a registration statement, and no purpose would be served by establishing filing requirements solely for Rule 17g-1.

In addition, the Applicants maintain that the notices otherwise required to be provided to each member of the board of directors of an investment company by paragraph (g) of Rule 17g-1 would be unnecessary as the ESC Funds will not have boards of directors.  The Managing Member is the functional equivalent of the board of directors of an investment company for the purposes of Rule 17g-1.  As stated above, the Managing Member appoints the person responsible for maintaining, and has access to, all the information that would otherwise be filed with the Commission under paragraph (g) of Rule 17g-1.  The information that would otherwise be filed with the Commission under paragraph (g) of Rule 17g-1 includes the full scope of the information for which notices would otherwise be given to the board of directors under Rule 17g-1.  It therefore would be unnecessary to give notices to the Managing Member regarding this information.

For the same reasons, the Applicants believe that the requirements relating to disinterested directors and their counsel in paragraph (j)(3) of Rule 17g-1 are burdensome and unnecessary as applied to the ESC Funds.  As discussed above, the ESC Funds will have no boards of directors, and it therefore is not feasible to require approval of joint fidelity bonds by disinterested directors of the ESC Funds.  Moreover, in light of the purpose of the ESC Funds and the community of interest among the ESC Funds and between the ESC Funds and the Managing Member, the Applicants believe that little purpose would be served by compliance with this requirement.

Section 17(j) and Rule 17j-1

Section 17(j) and Rule 17j-1 require that every registered investment company and the investment adviser of and principal underwriter for such investment company adopt a written code of ethics approved by the board of directors of the investment company that contains provisions reasonably necessary to prevent “access persons” from violating the anti-fraud provisions of Rule 17j-1.  Under Rule 17j-1, the investment company’s “access persons” must report to the investment company with respect to transactions in any security in which the access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership in such security, which reports the investment company must retain in its records.  In addition, the investment company’s “investment personnel” must obtain pre-transaction clearance for certain securities transactions and the investment company’s board must consider and review an annual report certifying compliance with the Code.

The Applicants request an exemption from Section 17(j) and Rule 17j-1 (except Rule 17j-1(b)) because the requirements contained therein are burdensome and unnecessary.  Requiring each ESC Fund to adopt a written code of ethics and requiring access persons to report each of their securities transactions (including the attendant record review and retention procedures) would be time consuming and expensive, and would serve little purpose in light of, among other things, the community of interest among the Members in such ESC Fund by virtue of their common association with Citadel; the substantial and largely overlapping protections afforded by the conditions with which such ESC Fund has agreed to comply; the concern of Citadel that personnel who participate in such ESC Fund actually receive the benefits they expect to receive when investing in such ESC Fund; and the fact that the investments of such ESC Fund will be investments that usually would not be available to the Members of such ESC Fund, including those Members who would be deemed access persons, as individual investors.  Accordingly, the requested exemption is consistent with the purposes of the 1940 Act, because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of any ESC Fund.  Moreover, no exemption is requested from the general anti-fraud provisions of Rule 17j-1(b).

Sections 30(a), (b) and (e)

Sections 30(a), 30(b) and 30(e), and the rules under those sections, generally require that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements.  The forms prescribed by the Commission for periodic reports have little relevance to an ESC Fund and would entail administrative and legal costs that outweigh any benefit to the Members of such ESC Fund.  Also, due to the size, public presence and reputation of Citadel, the public availability of such reports may lead investors to draw unwarranted inferences from the information contained in such reports.  The pertinent information contained in these reports will be furnished to the Members of each ESC Fund, the only class of people with an economic interest in such material.  In view of the community of interest among all parties affiliated with an ESC Fund and the fact that Interests in such ESC Funds are not available to the public, but rather to a specific group of people only, it would seem that the protection afforded by Sections 30(a) and (b) (i.e., public dissemination of information to ensure orderly markets and equality of information among the public) is not relevant to such ESC Funds or their operations.  Consequently, the Applicants request that the exemptive relief be granted.  Each ESC Fund would report annually to its Members in the manner described herein.

Exemptive relief is also requested under Section 30(e) to the extent necessary to permit each ESC Fund to report annually to the Members of such ESC Fund in the manner referenced above.  An ESC Fund may actively trade Portfolio Investments.  Such investments require sophisticated and complex valuations.  In view of the foregoing, and in light of the lack of trading in, or public market for, the Interests, it is respectfully submitted that to allow annual, rather than semi-annual, reports would be consistent with the protection of investors and the policies fairly intended by the 1940 Act.

Section 30(h)

Section 30(h) of the 1940 Act requires that every officer, director, member of an advisory board, investment adviser or “affiliated person” of an investment adviser of a closed-end investment company be subject to the same duties and liabilities as those imposed upon similar classes of persons under Section 16(a) of the 1934 Act.  As a result, the Managing Member of each ESC Fund and others who may be deemed members of an advisory board or an investment adviser (and “affiliated persons” thereof) of such ESC Fund may be required to file Forms 3, 4 and 5 with respect to such ESC Fund, even though no trading market for the Interests would exist and the transferability of such Interests would be severely restricted.  These filings are unnecessary for the protection of investors and burdensome to those required to make them.  Because there would be no trading market, and the transfers of Interests are severely restricted, the purpose intended to be served by Section 16(a) is not applicable.  Accordingly, exemption is requested from the requirements of Section 30(h) to the extent necessary to exempt the Managing Member of each ESC Fund, directors and officers of the Managing Member and any other persons who may be deemed members of an advisory board or investment adviser (and affiliated persons thereof) of such ESC Fund from filing Forms 3, 4 and 5 under Section 16 of the 1934 Act with respect to such ESC Fund.

Rule 38a-1

Sections 36 through 53 of the 1940 Act deal generally with, among other matters, the Commission’s rulemaking, investigation and enforcement powers under the 1940 Act and the Rules and Regulations promulgated thereunder.  Rule 38a-1 requires registered investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer.  Each ESC Fund will comply with Rule 38a-1(a), (c) and (d), except that (a) because the ESC Funds do not have a board of directors, the Managing Member will fulfill the responsibilities assigned to an ESC Fund’s board of directors under the rule, (b) because the Managing Member does not have any disinterested members, approval by a majority of the disinterested board members required by Rule 38a-1 will not be obtained, and (c) because the ESC Funds do not have any independent directors, the ESC Funds will comply with the requirement in Rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the Managing Member.

PART III.  APPLICANTS’ CONDITIONS

The Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.   Each proposed Section 17 Transaction to which an ESC Fund is a party otherwise prohibited by Section 17(a) or Section 17(d) and Rule 17d-1 will be effected only if the Managing Member determines that:

(a)
the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Members of the ESC Fund and do not involve overreaching of the ESC Fund or its Members on the part of any person concerned; and

(b)	the Section 17 Transaction is consistent with the interests of the Members of the ESC Fund, the ESC Fund’s organizational documents and the ESC Fund’s reports to its Members.
In addition, the Managing Member will record and will preserve a description of all Section 17 Transactions, the Managing Member’s findings, the information or materials upon which the Managing Member’s findings are based and the basis for the findings.  All such records will be maintained for the life of the ESC Fund and at least six years thereafter, and will be subject to examination by the Commission and its staff.  Each ESC Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for at least the first two years.

2.   The Managing Member will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for any ESC Fund, or any “affiliated person” of such an “affiliated person,” promoter or principal underwriter.

3.   The Managing Member of each ESC Fund will not invest the funds of the ESC Fund in any investment in which a Co-Investor has acquired or proposes to acquire the same class of securities of the same issuer and where the investment involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which the ESC Fund and the Co-Investor are participants, unless any such Co-Investor, prior to disposing of all or part of its investment: agrees to (a) give the Managing Member sufficient, but not less than one day’s notice of its intent to dispose of its investment; and (b) refrain from disposing of its investment unless the ESC Fund has the opportunity to dispose of its investment prior to or concurrently with, and on the same terms as, and pro rata with, the Co-Investor.

The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor:

(a)
to its direct or indirect wholly-owned subsidiary, to a Parent of which the Co-Investor is a direct or indirect wholly-owned subsidiary or to a direct or indirect wholly-owned subsidiary of such Parent;

(b)	to immediate family members of the Co-Investor or to a trust or other investment vehicle established for any such family member;
(c)	when the investment is comprised of securities that are: (i) listed on any exchange registered as a national securities exchange under Section 6 of the 1934 Act; (ii) NMS stocks, pursuant to Section 11A(a)(2) of the 1934 Act and Rule 600(a) of Regulation NMS thereunder; (iii) government securities as defined in Section 2(a)(16) of the 1940 Act; or (iv) listed or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

4.   Each ESC Fund and its Managing Member will maintain and preserve, for the life of such ESC Fund and at least six years thereafter, such accounts, books and other documents as constitute the record forming the basis for the audited financial statements that are to be provided to the Members of such ESC Fund, and each annual report of such ESC Fund required to be sent to such Members, and agree that all such records will be subject to examination by the Commission and its staff.  Each ESC Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years after the life of such ESC Fund.

5.   The Managing Member of each ESC Fund will send to each person who was a Member having an Interest in the ESC Fund at any time during the fiscal year then ended (except for the first fiscal year of operations of an ESC Fund if no investment activities took place in such fiscal year), audited financial statements with respect to those ESC Funds in which the Member held Interests.  At the end of each fiscal year, the Managing Member will make a valuation or have a valuation made of all of the assets of the ESC Fund as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the ESC Fund.  In addition, within 180 days after the end of each fiscal year of each ESC Fund or as soon as practicable thereafter, the Managing Member will send a report to each person who was a Member at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Member of his, her or its U.S. federal and state income tax returns and a report of the investment activities of the ESC Fund during that fiscal year.

6.   If an ESC Fund makes purchases from, or sales to, an entity affiliated with the ESC Fund by reason of an officer, director or employee of Citadel (a) serving as an officer, director, managing member, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the ESC Fund’s determination of whether or not to effect the purchase or sale.

PART IV.  CONCLUSION

For the foregoing reasons and subject to the foregoing conditions, the Applicants request an Order under Sections 6(b) and 6(e) of the 1940 Act exempting the Applicants and any ESC Funds from all provisions of the 1940 Act, except Section 9 and Sections 36 through 53, and the rules and regulations under the 1940 Act.  With respect to Sections 17 and 30 of the 1940 Act, and the rules and regulations thereunder, and Rule 38a-1 under the 1940 Act, the exemption is limited as set forth in this Application.  It is respectfully submitted that the protections provided in the sections of the 1940 Act from which exemptions have been requested are not necessary, appropriate or consistent with the protection of investors provided by the 1940 Act in view of the substantial community of interest among all the parties and the fact that each ESC Fund is an “employees’ securities company,” as defined in Section 2(a)(13) of the 1940 Act.

The resolution of the Applicants required by Rule 0-2(c)(1) under the 1940 Act is attached as Exhibit A and Exhibit B hereto.

On the basis of the foregoing, the Applicants submit that all the requirements contained in Rule 0-2 under the 1940 Act relating to the signing and filing of this Application have been complied with and that each of the undersigned, who has signed and filed this Application on behalf of the Applicants, is fully authorized to do so.

Dated:  October 31, 2011

CITADEL LLC (formerly, Citadel Investment Group, L.L.C.)

By:	/s/ Shawn F. Fagan
Name:	Shawn F. Fagan
Title:	Authorized Signatory

CEIF LLC By: Citadel Advisors LLC, its Manager

By:	/s/ Shawn F. Fagan
Name:	Shawn F. Fagan
Title:	Authorized Signatory

STATE OF ILLINOIS		)
	ss:	)
COUNTY OF COOK		)

The undersigned, Shawn F. Fagan, being duly sworn, deposes and says that he has duly executed the attached Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 for and on behalf of Citadel LLC (formerly Citadel Investment Group, L.L.C.), that he is an authorized signatory of Citadel LLC, and that all action necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Shawn F. Fagan
Name:	Shawn F. Fagan
Title:	Authorized Signatory

STATE OF ILLINOIS		)
	ss:	)
COUNTY OF COOK		)

The undersigned, Shawn F. Fagan, being duly sworn, deposes and says that he has duly executed the attached Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 for and on behalf of CEIF LLC, that he is an authorized signatory of CEIF LLC and that all action necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Shawn F. Fagan
Name:	Shawn F. Fagan
Title:	Authorized Signatory